Exhibit 99.1

The Hague, May 15, 2014

Aegon delivers strong underlying earnings before tax and sales growth in Q1 2014

•	Solid business growth drives higher underlying earnings before tax

	•	Underlying earnings before tax up 7% to EUR 498 million, driven by growth, higher equity markets and lower holding leverage cost, partly offset by unfavorable exchange rates

	•	Fair value items loss of EUR 116 million, mainly due to hedging programs without accounting match

	•	Net income up strongly to EUR 392 million

	•	Return on equity increases to 8.4%

•	Strong sales growth driven by pensions, variable annuities and asset management

•

Gross deposits up 35% to EUR 13.5 billion, driven by pensions and variable annuities in US and asset management; net deposits impacted by transfer of Polish pension assets and replacement of a large investment mandate

	•	Life sales down 8% to EUR 459 million; growth in US more than offset by lower UK sales post-RDR

	•	Increase of 17% to EUR 279 million in accident and health and general insurance sales

	•	Market consistent value of new business remains strong at EUR 223 million

•	Active capital management lowers funding costs

	•	Redemption and refinancing of debt supports achieving leverage goals by year-end 2014

	•	Holding excess capital of EUR 1.7 billion following deleveraging; solvency ratio remains at 212%

	•	Operational free cash flows of EUR 331 million

Statement of Alex Wynaendts, CEO

“Aegon delivered again a strong set of results, maintaining the positive momentum of previous quarters in 2013. Pensions, variable annuities and asset management all drove strong sales as many new and current customers placed their trust in Aegon. This is the result of ongoing improvements to products, service levels and operations that the group is implementing to enhance customer engagement.

“We are executing on our objective to reduce outstanding debt, which further strengthens our balance sheet and reduces funding costs. At the same time, we continue to make the necessary investments to accelerate the use of digital technology to get closer to our customers and to further enhance efficiencies across our organization. Aegon’s strong performance gives us every confidence in our business and its continued ability to gain and retain customers and achieve a leadership position in each of our chosen markets.”

Key performance indicators

amounts in EUR millions b)	Notes	Q1 2014	Q4 2013%		Q1 2013%
Underlying earnings before tax	1	498	473	5	464	7
Net income		392	157	150	224	74
Sales	2	2,086	1,741	20	1,738	20
Market consistent value of new business	3	223	268	(17)	232	(4)
Return on equity	4	8.4%	7.7%	9	7.8%	8

Media relations	Investor relations
Robin Boon	Willem van den Berg
+31(0) 70 344 8956	+31(0) 70 344 8305
gcc@aegon.com	ir@aegon.com

STRATEGIC HIGHLIGHTS

•	Retiready launched to address retirement needs of growing non-advised market in UK

•	Fitch rates Aegon UK AA- and S&P affirms rating and revises outlook to Stable

•	Capital management actions reduce interest expenses, improving financial flexibility

Aegon’s ambition

Aegon continues to pursue its strategic aim to be a leader in all of its chosen markets, supported by four strategic objectives embedded in all Aegon businesses: Optimize portfolio; Deliver operational excellence; Enhance customer loyalty; and Empower employees. These provide the strategic framework for the company’s ambition to become the most-recommended life insurance and pension provider by customers and business partners, as well as the most-preferred employer in the sector.

Optimize portfolio

In Spain, Aegon reached an agreement to exit its life and pensions partnership with Caja de Badajoz and sell its 50% interest in the joint venture to Caja3. The sale is expected to result in a book gain of approximately EUR 7 million. It is anticipated that the transaction will close during the third quarter of 2014. Aegon’s share in underlying earnings before tax of the joint venture totaled EUR 3 million in 2013. The transaction with Caja3 is part of Aegon’s restructuring of its business in Spain, a result of the ongoing consolidation within the banking sector. Aegon maintains a long-term commitment to Spain and has reinforced its market position last year with an exclusive strategic partnership with Banco Santander to distribute life and general insurance products through its extensive network of over 4,500 bank branches.

In the United Kingdom, Aegon launched Retiready, the final piece of the award-winning Aegon Retirement Choices platform. Retiready is a new digital service designed to empower customers without a financial advisor to prepare for their retirement and take control of their financial future. The service encourages customers to consider their retirement ambitions, shows how incremental pension contribution adjustments can make a significant difference and then provides a range of options, including a simple pension and individual savings account, to address retirement needs. Retiready rounds out Aegon’s platform offering in the United Kingdom and highlights Aegon’s commitment to addressing the retirement needs of this important market.

Deliver operational excellence

Aegon’s focus on operational excellence is about finding the most efficient and most effective way to use the resources within the organization. Often this results in cost savings that can be invested back into the business to improve the customer experience and drive growth. Other times, the result is a new structure that improves cooperation and innovation.

Aegon is a major provider of residential mortgages loans in the Netherlands and, as part of its SAECURE program, recently executed a transaction that provides funding for approximately 8,000 mortgages. Strong investor demand for these securities, based in part, on Aegon’s proven underwriting criteria and highly rated customer service, allowed Aegon to issue approximately EUR 1.4 billion of Dutch RMBS securities at the tightest pricing since the financial crisis.

Fitch Ratings has assigned a financial strength rating of AA- to Aegon UK. Fitch considers Aegon UK core to the Aegon group, citing the company’s strong position in the UK corporate and individual pensions markets, and its material contribution to the group’s results. Standard & Poor’s has also recognized Aegon’s UK businesses, recently changing the outlook on its A+ rating of Aegon UK from Negative to Stable. S&P specifically noted Aegon UK’s strategic importance to the Aegon group and early signs of success in executing the business transformation program.

Enhance customer loyalty

Aegon believes that creating a customer-centric culture will enable it to grow further by responding to changing markets and customer behaviors. A key element of Aegon’s strategy is to get closer to its customers by increasing innovation at all levels of the organization.

In the United States, a new tool called Your Financial Life was added to Transamerica.com to help those that are at or near retirement plan for the future, learn about their options and connect with others. Aegon believes that there is no such thing as a “typical” retirement and recognizes that the process of retiring can be confusing, and at times, a bit overwhelming. Your Financial Life on Transamerica.com improves the customer experience by providing a one-stop retirement resource.

In the Netherlands, Aegon recently launched Mijn Aegon, an online portal that allows customers to easily access all of their Aegon products in one overview. Using Mijn Aegon, customers can quickly view the status of their pension, their mortgage and the coverage provided under their personal and home insurance policies. Over 350,000 customers have already registered to use Mijn Aegon.

Empower employees

Aegon continues to implement processes and programs to help employees better understand how they contribute to the company’s strategy and to recognize individual and team efforts that directly support Aegon’s four strategic objectives.

In the United States, Transamerica has introduced a program to recognize the contributions made by employees in moving Aegon forward in each of its four strategic objectives. Employees can nominate other employees or teams that have demonstrated above-and-beyond effort on a specific project or a high degree of consistency in delivering value services in connection with Aegon’s four strategic objectives.

The results from Aegon’s third annual global employee survey show that initiatives like these are making employees feel more engaged with Aegon’s strategy and more empowered to contribute to Aegon’s success. Survey results continued to improve and Aegon is now consistently tracking above the financial services sector average for employee engagement and at the high performance norm for enablement.

Capital management actions improve financial flexibility

Aegon completed the redemption of USD 550 million perpetual capital securities in March, reducing outstanding debt and interest expenses. In April, Aegon issued EUR 700 million of subordinated debt, which is expected to be Tier 2 compliant under Solvency II. The 30-year securities are callable after ten years and pay a fixed coupon of 4%. The company subsequently called for the redemption of USD 1,050 million 7.25% perpetual capital securities, effective June 15, 2014. The redemption and refinancing of debt will help the company achieve its goal of a leverage ratio of 26% to 30% and a fixed charge cover of 6 to 8 times by year-end 2014.

Agreement reached over Dutch harbor workers’ pension capital

On April 14, 2014, Aegon announced that it had reached an agreement with the foundation representing Dutch harbor workers and employers (BPVH) on removing restrictions on the capital of the harbor workers’ former pension fund Optas. The agreement ends a dispute that began when the Optas pension fund was transformed into an insurance company, that was subsequently acquired by Aegon in 2007. Aegon and BPVH will file a request with the Dutch court to remove the current restriction on Optas’ capital. Subject to required court approval, Aegon will make a payment of EUR 80 million to the foundation, offer more favorable pension conditions to the harbor workers and will contribute up to EUR 20 million over the coming years to help mitigate the effect of an announced reduction in the tax-free pension allowance in the Netherlands.

Financial overview c)

EUR millions	Notes	Q1 2014	Q4 2013%		Q1 2013%
Underlying earnings before tax
Americas		302	299	1	307	(1)
The Netherlands		129	124	4	114	13
United Kingdom		27	20	37	21	30
New Markets		61	46	34	60	2
Holding and other		(21)	(15)	(39)	(38)	44
Underlying earnings before tax		498	473	5	464	7
Fair value items		(116)	(272)	57	(279)	58
Realized gains / (losses) on investments		110	104	6	112	(2)
Impairment charges		(8)	(1)	—	(18)	57
Other income / (charges)		(6)	(33)	82	(4)	(52)
Run-off businesses		14	15	(9)	(10)	—
Income before tax		492	286	72	265	85
Income before tax from certain proportionately consolidated joint ventures and associates included in income before tax		4	5	(20)	3	33
Income tax		(100)	(129)	22	(41)	(147)
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax		(4)	(5)	20	(3)	(33)
Net income		392	157	150	224	74
Net income / (loss) attributable to:
Equity holders of Aegon N.V.		392	155	153	224	75
Non-controlling interests		—	2	(100)	—	(100)
Net underlying earnings		370	350	6	338	10
Commissions and expenses		1,427	1,469	(3)	1,423	—
of which operating expenses	9	779	836	(7)	790	(1)
New life sales
Life single premiums		1,062	2,085	(49)	1,491	(29)
Life recurring premiums annualized		353	271	30	350	1
Total recurring plus 1/10 single		459	480	(4)	499	(8)
New life sales
Americas	10	116	113	2	110	5
The Netherlands		32	95	(66)	40	(18)
United Kingdom		249	213	17	286	(13)
New markets	10	62	58	8	63	(1)
Total recurring plus 1/10 single		459	480	(4)	499	(8)
New premium production accident and health insurance		261	181	45	225	16
New premium production general insurance		17	18	—	14	28
Gross deposits (on and off balance)
Americas	10	8,507	7,062	20	6,988	22
The Netherlands		486	329	48	404	20
United Kingdom		53	62	(14)	49	8
New markets	10	4,428	3,179	39	2,563	73
Total gross deposits		13,475	10,632	27	10,004	35
Net deposits (on and off balance)
Americas	10	1,978	1,203	64	1,613	23
The Netherlands		38	(87)	—	(134)	—
United Kingdom		28	38	(26)	40	(31)
New markets	10	(2,927)	885	—	145	—
Total net deposits excluding run-off businesses		(883)	2,039	—	1,664	—
Run-off businesses		(619)	(164)	—	(1,073)	42
Total net deposits / (outflows)		(1,502)	1,876	—	591	—

Revenue-generating investments

	Mar. 31, 2014	Dec. 31, 2013%
Revenue-generating investments (total)	481,624	475,285	1
Investments general account	138,567	135,409	2
Investments for account of policyholders	167,903	165,032	2
Off balance sheet investments third parties	175,154	174,843	—

OPERATIONAL HIGHLIGHTS

Underlying earnings before tax

Aegon’s underlying earnings before tax in the first quarter of 2014 increased 7% compared to the first quarter of 2013 to EUR 498 million. Business growth, favorable equity markets (EUR 39 million) and the positive impact of deleveraging (EUR 10 million), more than offset investments in technology (EUR 10 million) and the impact of unfavorable currency exchange rates (EUR 11 million).

Underlying earnings before tax from the Americas declined 1% compared to the first quarter of 2013 to EUR 302 million. Higher underlying earnings before tax from growth in variable annuity, mutual fund and pension balances, resulting from both financial markets and net inflows, were more than offset by one-time items and adverse currency movements. The underlying earnings before tax in the first quarter of 2014 also included a seasonal unfavorable mortality impact of EUR 20 million.

In the Netherlands, underlying earnings before tax increased 13% to EUR 129 million, as a result of higher investment income and lower funding costs.

Underlying earnings before tax from Aegon’s operations in the United Kingdom were up 30% to EUR 27 million in the first quarter of 2014. The positive impact of higher equity markets and improved persistency more than offset costs related to the development of the recently-launched direct-to-consumer offering on the platform, Retiready.

Underlying earnings before tax from New Markets increased 2% to EUR 61 million. Lower underlying earnings before tax from Asia were more than offset by higher underlying earnings before tax from Aegon Asset Management and Central & Eastern Europe.

Total holding costs in the first quarter of 2014 decreased 44% compared to the first quarter of 2013 to EUR 21 million, mainly as a result of lower net interest costs following deleveraging, lower operating expenses and a one-time gain of EUR 8 million related to interest on taxes.

Net income

Net income increased to EUR 392 million as a result of higher underlying earnings before tax and lower losses on fair value items.

Fair value items

The results from fair value items amounted to a loss of EUR 116 million. The loss was mainly driven by hedging programs without accounting match in the United States and the Netherlands. In addition, swaps related to hybrids held at the holding incurred a loss due to declining interest rates.

Realized gains on investments

In the first quarter of 2014, realized gains on investments slightly declined compared to the first quarter of 2013 to EUR 110 million, and were primarily related to the sale of a stake in a single equity investment and portfolio repositioning in the Netherlands.

Impairment charges

Impairments declined to EUR 8 million and were mainly related to the foreign currency residential mortgage portfolio in Hungary in the first quarter of 2014. The improvement compared to last year was the result of the favorable credit environment in the United States where impairments remained low and were more than offset by recoveries.

Other charges

Other charges amounted to EUR 6 million and were primarily related to restructuring costs in the United Kingdom.

Run-off businesses

The results of run-off businesses improved to EUR 14 million as underlying earnings before tax in the first quarter of 2013 included a charge related to the faster than anticipated transfer of reinsurance assets.

Income tax

Income tax amounted to EUR 100 million in the first quarter of 2014. The effective tax rate on underlying earnings before tax for the first quarter of 2014 was 26%. The effective tax rate on total income was 20%, driven by tax exempt income in the United States and certain tax exempt realized gains in the Netherlands.

Return on equity

Return on equity increased to 8.4% for the first quarter of 2014, driven by higher net underlying earnings and reduced funding costs as a result of deleveraging. Return on equity for Aegon’s ongoing businesses, excluding run-off businesses, amounted to 9.1% over the same period.

Operating expenses

In the first quarter of 2014, operating expenses declined 1% to EUR 779 million (excluding operating expenses from certain proportionately consolidated joint ventures and associates, operating expenses decreased 1% to EUR 751 million) mainly as a result of timing of expenses and favorable currency effects.

Sales

In the first quarter of 2014, Aegon’s total sales were up 20% to EUR 2.1 billion. Gross deposits increased 35% compared to the first quarter of 2013, driven by the variable annuity and retirement businesses in the United States and Aegon Asset Management. Net outflows, excluding run-off businesses, amounted to EUR 0.9 billion. This was the result of the loss of a single large mandate in Aegon Asset Management, which was replaced by a smaller but higher margin mandate from the same client, and a one-time transfer of pension assets to the Polish government due to legislative changes. New premium production for accident and health insurance increased 16% to EUR 261 million, mainly due to several portfolio acquisitions, which resulted from new distribution agreements. New life sales declined 8%, driven mainly by lower pension production in the United Kingdom as the first quarter of 2013 was a particularly strong quarter due to the introduction of the Retail Distribution Review. In the Americas, new life sales were up 5%, primarily driven by higher sales of universal life products with secondary guarantees, which was partly offset by adverse currency movements.

Market consistent value of new business

Compared to the first quarter of 2013, the market consistent value of new business declined slightly to EUR 223 million, as strong sales growth and higher margins in the United States were more than offset by lower margins on Dutch mortgages and methodology changes.

Revenue-generating investments

Revenue-generating investments increased 1% during the first quarter of 2014 to EUR 482 billion compared to December 31, 2013, driven by positive market movements.

Capital management

Shareholders’ equity increased EUR 1.5 billion compared to the end of the fourth quarter of 2013 to EUR 19.1 billion at March 31, 2014. This was driven by net income for the first quarter of 2014 and lower interest rates, resulting in higher revaluation reserves. The revaluation reserves increased by EUR 1.3 billion to EUR 4.4 billion compared to December 31, 2013. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, amounted to EUR 15.6 billion — or EUR 7.43 per common share at the end of the first quarter of 2014. The company’s gross leverage ratio improved to 31.5% in the first quarter of 2014, mainly driven by the call of perpetual capital securities. Excess capital in the holding declined to EUR 1.7 billion, resulting from the call of perpetual capital securities, interest payments and operating expenses.

Aegon’s Insurance Group Directive (IGD) solvency ratio remained stable compared to year-end 2013 at 212%, as the impact of the call of perpetual capital securities was offset by underlying earnings before tax generated in the first quarter of 2014 and tightening credit spreads. The capital in excess of the S&P AA threshold in the United States increased by USD 0.3 billion to USD 0.8 billion, driven by free cash flow generated in the first quarter of 2014. The IGD ratio in the Netherlands, excluding Aegon Bank, remained stable at ~240%, as underlying earnings before tax generated in the first quarter of 2014 were partly offset by higher employee pension liabilities. The Pillar I ratio in the United Kingdom, including the with-profit fund, was flat at ~150% at the end of the first quarter of 2014.

Effective March 15, 2014, Aegon redeemed junior perpetual capital securities with a coupon of 6.875% and a principal amount of USD 550 million. On April 28, 2014, Aegon announced that it will call for the redemption of perpetual capital securities with a coupon of 7.25% issued in 2007. The redemption will be effective June 15, 2014, when the principal amount of USD 1,050 million will be repaid with accrued interest. This transaction has largely been financed by EUR 700 million subordinated notes with a coupon of 4% issued on April 25. As a result of the calls and the new issuance, Aegon’s fixed charge cover is expected to increase approximately 1.4 times on an annualized basis. Although total interest expenses will be approximately EUR 55 million lower as a result of these capital management transactions, underlying earnings before tax will be negatively impacted by EUR 28 million on an annualized basis. The interest cost on the newly issued notes is accounted for in underlying earnings before tax while the interest on the perpetual capital securities was recorded directly in equity.

Operational free cash flows

Operational free cash flows were EUR 331. Excluding one-time items of EUR (22) million and market impacts of EUR 48 million, operational free cash flows amounted to EUR 305 million in the first quarter of 2014. One-time items were primarily related to temporary higher reserve strain for term and universal life business in the United States and business transformation costs in the United Kingdom. The impact of market movements during the first quarter in 2014 mainly resulted from credit spread movements.

Changes in accounting policies

Effective January 1, 2014, Aegon has made voluntary changes to its accounting policies to improve the consistency, comparability and transparency of Aegon’s financial results. The following changes became effective:

•

Aegon has considered and sought alignment with the proposed description of deferrable policy acquisition costs in the current proposals for future insurance accounting under IFRS. Under the new accounting policy, deferred policy acquisition costs only include costs that are directly attributable to the acquisition or renewal of insurance contracts. The previous accounting policy was based on a broader definition of costs that could be deferred, including sales support costs.

•

Aegon has established its longevity reserves in the Netherlands on prospective mortality tables instead of observed mortality tables. Its IFRS reserves were previously based on observed mortality tables, while actual experience was taken through underlying earnings before tax. The adoption of prospective mortality tables ensures that Aegon’s IFRS reserving for longevity is consistent with that of its regulatory solvency calculations and internal economic framework.

Aegon has applied these changes retrospectively and therefore restated its 2013 financial position, in accordance with IFRS, for reasons of comparability. As a result, shareholders’ equity was negatively impacted by EUR 2.4 billion, and underlying earnings before tax were positively impacted by EUR 23 million at the date of adoption (January 1, 2014). More details of these changes and a summary of their effects on the financial position of the company are shown in Aegon’s adjusted financial supplement for the fourth quarter of 2013.

Financial overview, Q1 2014 geographically c)

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total
Underlying earnings before tax by line of business
Life	106	73	21	18	—	219
Individual savings and retirement products	130	—	—	(5)	—	125
Pensions	65	50	5	1	—	122
Non-life	—	1	—	8	—	9
Distribution	—	4	—	—	—	4
Asset Management	—	—	—	32	—	32
Other	—	—	—	—	(21)	(21)
Share in underlying earnings before tax of associates	2	—	—	7	—	9
Underlying earnings before tax	302	129	27	61	(21)	498
Fair value items	(49)	(36)	(3)	7	(36)	(116)
Realized gains / (losses) on investments	9	84	16	2	—	110
Impairment charges	3	(2)	—	(9)	—	(8)
Other income / (charges)	3	(3)	(4)	(2)	—	(6)
Run-off businesses	14	—	—	—	—	14
Income before tax	282	172	37	59	(57)	492
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	1	—	—	3	—	4
Income tax	(63)	(29)	(9)	(16)	16	(100)
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(1)	—	—	(3)	—	(4)
Net income	219	143	28	43	(41)	392
Net underlying earnings	212	100	25	45	(12)	370

Employee numbers

	Mar. 31, 2014	Dec. 31, 2013
Employees	27,432	26,891
of which agents	5,017	4,753
of which Aegon’s share of employees in joint ventures and associates	1,459	1,462

AMERICAS

•	Underlying earnings before tax in Q1 2014 increase 2% compared to the first quarter in 2013 to USD 414 million

•	Net income in Q1 2014 more than doubles compared to the first quarter in 2013 to USD 300 million primarily due to lower hedge losses

•	Sales of life insurance in Q1 2014 up 9% compared to the first quarter of 2013 to USD 158 million, driven by higher universal life sales

•

Gross deposits in Q1 2014 up 26% compared to the first quarter of 2013 to USD 11.7 billion reflecting strong growth in pensions and variable annuities; net deposits, excluding run-off, in Q1 2014 increase 27% compared to the first quarter of 2013 to USD 2.7 billion

Underlying earnings before tax

Underlying earnings before tax from the Americas in the first quarter of 2014 increased 2% to USD 414 million. Higher underlying earnings before tax from growth in variable annuity, mutual fund and pension balances, driven by both markets and net inflows, were partly offset by lower underlying earnings before tax in Life & Protection.

•

Life & Protection underlying earnings before tax declined 15% to USD 141 million. This was driven by an unfavorable adjustment of USD 13 million related to lower than anticipated reinvestment yields. The seasonal unfavorable mortality impact amounted to USD 27 million in the first quarter of 2014.

•

Underlying earnings before tax from Individual Savings & Retirement were up 14% to USD 178 million. Variable annuity underlying earnings before tax increased to USD 108 million, driven by higher fee income from higher account balances. Fixed annuity underlying earnings before tax slightly increased to USD 58 million. The impact of ongoing portfolio reduction was more than offset by higher product spreads, resulting from lower crediting rates, and a one-time gain from changes in the asset portfolio backing the fixed annuity book of USD 7 million. Underlying earnings before tax from retail mutual funds increased to USD 12 million, as a result of higher account balances.

•

Employer Solutions & Pensions underlying earnings before tax increased 8% to USD 89 million. This was primarily driven by the growth of account balances, which was partially offset by non-recurring expenses of USD 3 million.

•

Underlying earnings before tax from Canada increased to USD 4 million, driven by the non-recurrence of charges in the first quarter of 2013. Underlying earnings before tax in the first quarter of 2014 included adverse lapse experience amounting to USD 4 million. Latin America contributed USD 2 million in underlying earnings before tax for the first quarter of 2014.

Net income

Net income from Aegon’s businesses in the Americas more than doubled to USD 300 million in the first quarter of 2014. A lower loss from fair value items, higher underlying earnings before tax and an increased result from run-off businesses more than offset lower realized gains on investments.

Results from fair value items amounted to USD (67) million. The loss on fair value hedges without an accounting match under IFRS, which is related to the macro hedge on the GMIB variable annuities block, was USD 87 million. This was somewhat higher than the expected loss for the first quarter of 2014, driven by declining interest rates. Fair value hedges with an accounting match, which include the hedges on Aegon’s GMWB variable annuities block, contributed a profit of USD 61 million, mainly driven by declining interest rates and an increase in fees on the in-force block. Fair value investments underperformed long-term expectations by USD 18 million, mainly driven by alternative investments, including hedge funds.

Gains on investments of USD 12 million were primarily related to pre-payment fees on mortgages. Gross impairments remained low and were more than offset by recoveries on investments in subprime residential mortgage-backed securities, resulting in a net positive of USD 5 million for the first quarter of 2014.

The results of run-off businesses improved to USD 19 million, as underlying earnings before tax in the first quarter of 2013 included a charge related to the faster than anticipated transfer of reinsurance assets.

Return on capital

In the first quarter of 2014, the return on average capital invested in Aegon’s business in the Americas, excluding revaluation reserves and defined benefit plan remeasurements, amounted to 6.5%. Excluding the capital allocated to the run-off businesses, return on capital amounted to 7.3%. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses decreased 4% to USD 453 million (excluding operating expenses from certain proportionately consolidated joint ventures and associates, operating expenses decreased 4% to USD 441 million), mainly due to the non-recurrence of incentive accruals booked in the first quarter of 2013, and lower employee benefit expenses.

Sales

New life sales were up 9% to USD 158 million in the first quarter of 2014, driven by the redesigned secondary guarantee universal life product introduced in 2013. New premium production for accident and health insurance increased 28% to USD 338 million. This was mainly driven by several portfolio acquisitions, which resulted from new distribution agreements. Excluding these acquisitions, sales were higher than in the first quarter of 2013, driven by higher supplemental health sales for both group and individual coverage as a result of the Affordable Care Act.

Gross deposits increased 26% compared to the first quarter of 2013 to USD 11.7 billion. Gross deposits in pensions were up 34% compared to the first quarter of 2013 to USD 8.3 billion, driven by plan takeovers and the focus on retirement readiness by growing customer participation and contributions, partly through expanded use of auto-enrollment and auto-escalation. Gross deposits in variable annuities of USD 2.0 billion were up 26% compared to the first quarter of 2013, mainly due to continued focus on key distribution partners and expansion of Aegon’s distribution through alternative channels. Gross deposits in mutual funds increased 2% to USD 1.2 billion.

Net deposits, excluding run-off businesses, were up 27% to USD 2.7 billion in the first quarter of 2014, mainly driven by a 24% increase in pension net deposits to USD 2.3 billion. Net deposits in variable annuities increased 40% compared to the first quarter of 2013 to USD 1.0 billion, the result of higher gross deposits and stable withdrawal rates. Net flows into retail mutual funds were stable at USD 0.2 billion. Fixed annuities experienced net outflows of USD 0.7 billion due to the overall portfolio reduction as part of a strategic repositioning of the business.

Market consistent value of new business

The market consistent value of new business increased 66% to USD 208 million in the first quarter of 2014. This was driven by higher sales volumes and increased margins in variable annuities and life insurance.

Revenue-generating investments

Revenue-generating investments increased 2% to USD 372 billion during the first quarter of 2014. Investments for account of policyholders and off balance sheet investments for third parties were up 3% compared to December 31, 2013, driven by net deposits as well as positive market movements. General account assets increased 2% during the first quarter of 2014, as the decline in interest rates more than offset outflows from the run-off businesses and fixed annuities.

Americas c)

USD millions	Notes	Q1 2014	Q4 2013%		Q1 2013%
Underlying earnings before tax by line of business
Life and protection		141	150	(6)	166	(15)
Fixed annuities		58	53	10	56	3
Variable annuities		108	99	9	94	15
Retail mutual funds		12	11	2	5	128
Individual savings and retirement products		178	163	9	155	14
Employer solutions & pensions		89	88	1	82	8
Canada		4	3	76	—	—
Latin America		2	4	(49)	2	25
Underlying earnings before tax		414	408	2	405	2
Fair value items		(67)	(145)	54	(296)	77
Realized gains / (losses) on investments		12	37	(68)	59	(80)
Impairment charges		5	5	(3)	—	—
Other income / (charges)		4	(16)	—	(6)	—
Run- off businesses		19	20	(6)	(13)	—
Income before tax		387	309	25	149	160
Income before tax from certain proportionately consolidated joint ventures and associates included in income before tax		1	2	(50)	1	—
Income tax		(86)	(128)	33	(2)	—
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax		(1)	(2)	50	(1)	—
Net income		300	181	66	147	105
Net underlying earnings		290	302	(4)	290	—
Commissions and expenses		1,110	1,108	—	1,067	4
of which operating expenses		453	480	(6)	473	(4)
New life sales	10
Life single premiums		66	39	69	44	49
Life recurring premiums annualized		152	151	1	141	8
Total recurring plus 1/10 single		158	154	2	145	9
Life & protection		134	128	4	119	12
Canada		16	17	(2)	16	4
Latin America		8	9	(12)	10	(20)
Total recurring plus 1/10 single		158	154	2	145	9
New premium production accident and health insurance		338	230	47	264	28
Gross deposits (on and off balance) by line of business	10
Life & protection		2	3	(3)	2	23
Fixed annuities		71	104	(31)	189	(62)
Variable annuities		2,038	2,299	(11)	1,622	26
Retail mutual funds		1,210	940	29	1,187	2
Individual savings & retirement products		3,320	3,344	(1)	2,998	11
Employer solutions & pensions		8,288	6,236	33	6,168	34
Canada		36	24	50	47	(23)
Latin America		5	4	17	6	(17)
Total gross deposits		11,651	9,610	21	9,221	26
Net deposits (on and off balance) by line of business	10
Life & protection		(10)	(10)	3	(10)	(2)
Fixed annuities		(686)	(657)	(4)	(553)	(24)
Variable annuities		982	1,279	(23)	699	40
Retail mutual funds		226	64	—	243	(7)
Individual savings & retirement products		522	686	(24)	389	34
Employer solutions & pensions		2,284	1,077	112	1,841	24
Canada		(90)	(100)	10	(94)	5
Latin America		3	3	(6)	3	19
Total net deposits excluding run-off businesses		2,709	1,656	64	2,129	27
Run-off businesses		(848)	(242)	—	(1,416)	40
Total net deposits / (outflows)		1,862	1,415	32	713	161

Revenue-generating investments

	Mar. 31, 2014	Dec. 31, 2013%

Revenue-generating investments (total)	371,958	363,262	2
Investments general account	106,391	104,425	2
Investments for account of policyholders	105,760	103,659	2
Off balance sheet investments third parties	159,808	155,179	3

THE NETHERLANDS

•	Underlying earnings before tax in Q1 2014 increase 13% compared to the first quarter of 2013 to EUR 129 million due to higher investment income

•	Net income in Q1 2014 up to EUR 143 million, mainly driven by a lower loss from fair value items

•	New life sales decline to EUR 32 million in Q1 2014 as a result of lower production in pensions

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the Netherlands increased 13% to EUR 129 million in the first quarter of 2014. This was mainly driven by higher investment income and lower funding costs.

•

Underlying earnings before tax from Aegon’s Life & Savings operations in the Netherlands were up 6% compared to the first quarter of 2013 to EUR 73 million. This was the result of higher investment income and lower funding costs.

•

Underlying earnings before tax from the Pension business increased 27% compared to the first quarter of 2013 to EUR 50 million, mainly driven by higher income on mortgages allocated to the investment portfolio due to the growth of the Pension business.

•

Non-life underlying earnings before tax amounted to EUR 1 million. Management actions taken to improve the profitability of the disability segment showed positive results. This was offset by higher claims in the general insurance business related to a large storm in October 2013 and several large fires, with claims from the proxy channel emerging after a time lag of one quarter. In order to further improve the profitability of the Non-life business, Aegon has terminated several proxy relationships, increased premiums, simplified products and strengthened claims monitoring.

•

Underlying earnings before tax from the distribution businesses amounted to EUR 4 million. The decrease compared to the first quarter of 2013 was mainly driven by lower margins, as a result of the competitive market environment.

Net income

Net income from Aegon’s businesses in the Netherlands increased 77% compared to the first quarter of 2013  to EUR 143 million. Results on fair value items amounted to a loss of EUR 36 million in the first quarter of 2014, which was primarily the result of fair value movements on interest rate and longevity hedges. Realized gains on investments totaled EUR 84 million and were the result of the sale of a stake in a single equity investment and portfolio repositioning. Impairments amounted to EUR 2 million.

Return on capital

The return on average capital invested in Aegon’s businesses in the Netherlands, excluding revaluation reserves and defined benefit plan remeasurements, increased to 13.4% in the first quarter of 2014, driven by higher net underlying earnings. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased 4% to EUR 185 million, as realized cost savings were more than offset by a reclassification of expenses.

Sales

New life sales amounted to EUR 32 million in the first quarter of 2014. Individual life sales declined 10% to EUR 12 million, compared to the first quarter of 2013, driven by the ongoing shift to banksparen products. Pension sales amounted to EUR 20 million, down 22% from the first quarter of 2013 which included a large buyout deal. PPI deposits nearly doubled to EUR 17 million, driven by Aegon’s attractive product offering.

Gross deposits increased to EUR 486 million in the first quarter of 2014, mainly due to a strong performance by Aegon’s online bank in the Netherlands, Knab, following a repositioning. Knab accounted for EUR 107 million of gross deposits in the first quarter of 2014, up from EUR 24 million in the first quarter of 2013.

Production of mortgages in the first quarter of 2014 increased 45% to EUR 1.1 billion. Of this production, demand for the recently launched Dutch mortgage fund from third party investors accounted for EUR 450 million. Premium production for accident and health decreased to EUR 4 million, resulting from a focus on profitability. General insurance production remained stable and amounted to EUR 8 million.

Market consistent value of new business

The market consistent value of new business in the Netherlands amounted to EUR 39 million, down 59% compared to the first quarter of 2013. This decline was primarily driven by a lower contribution from mortgages as margins declined and by shifting part of the production to the Dutch Mortgage Fund.

Revenue-generating investments

Revenue-generating investments amounted to EUR 74 billion, up 3% compared with the last quarter of 2013 due to net inflows and positive market impacts.

The Netherlands c)

EUR millions	Notes	Q1 2014	Q4 2013%		Q1 2013%
Underlying earnings before tax by line of business
Life and Savings		73	59	24	69	6
Pensions		50	65	(23)	40	27
Non-life		1	(6)	—	(1)	—
Distribution		4	6	(29)	6	(35)
Underlying earnings before tax		129	124	4	114	13
Fair value items		(36)	(145)	75	(73)	51
Realized gains / (losses) on investments		84	66	27	63	32
Impairment charges		(2)	3	—	(8)	80
Other income / (charges)		(3)	(6)	50	—	—
Income before tax		172	41	—	96	80
Income tax		(29)	(7)	—	(15)	(92)
Net income		143	34	—	81	77
Net underlying earnings		100	96	4	87	15
Commissions and expenses		254	250	1	249	2
of which operating expenses		185	190	(3)	179	4
New life sales
Life single premiums		260	810	(68)	346	(25)
Life recurring premiums annualized		6	14	(57)	5	30
Total recurring plus 1/10 single		32	95	(66)	40	(18)
Life and Savings		12	8	44	14	(10)
Pensions		20	87	(77)	26	(22)
Total recurring plus 1/10 single		32	95	(66)	40	(18)
New premium production accident and health insurance		4	1	—	13	(66)
New premium production general insurance		8	6	25	8	(4)
Gross deposits (on and off balance) by line of business
Life and Savings		486	329	48	404	20
Total gross deposits		486	329	48	404	20
Net deposits (on and off balance) by line of business
Life and Savings		38	(87)	—	(134)	—
Total net deposits / (outflows)		38	(87)	—	(134)	—

Revenue-generating investments

	Mar. 31,	Dec. 31,
	2014	2013	%
Revenue-generating investments (total)	74,182	71,993	3
Investments general account	46,652	45,354	3
Investments for account of policyholders	26,555	25,646	4
Off balance sheet investments third parties	974	994	(2)

UNITED KINGDOM

•                  Underlying earnings before tax increased strongly to GBP 22 million in Q1 2014, due to improved persistency

•                  Fast growing platform; assets reach GBP 1.6 billion at March 31, 2014, inflows double to GBP 0.3 billion compared to the first quarter of 2013

•                  Changing regulation supports core strategy of focusing on At Retirement and Workplace Savings and of transferring customers to Aegon’s award-winning platform

•                  New non-advised direct-to-consumer platform, Retiready, expected to accelerate growth

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the United Kingdom in the first quarter of 2014 were up compared with all quarters of 2013 at GBP 22 million, driven by improved persistency and higher equity markets. These results were achieved while maintaining investments in technology, particularly the Retiready platform.

•                  Underlying earnings before tax from Life remained stable at GBP 18 million.

•                  Underlying earnings before tax from Pensions doubled to GBP 4 million as underlying earnings before tax benefited from higher equity markets compared to the first quarter of 2013. In addition, underlying earnings before tax increased due to an improvement in persistency, which was partly offset by expenses of GBP 5 million mainly related to developing Retiready.

•                  Fee revenues amounted to GBP 112 million. The contribution from the new platform was small, but is growing rapidly.

Net income

Net income was up 74% to GBP 23 million. This was driven by higher realized gains on investments, which amounted to GBP 13 million, resulting from selective de-risking. Other charges included business transformation costs of GBP 8 million in the first quarter of 2014 and were mostly related to restructuring. The business transformation program is expected to continue until the end of 2014.

Customers

During the first quarter of 2014 Aegon gained approximately 43,000 policies from new customers, which included approximately 29,000 new members from 245 employers through auto-enrollment. The vast majority of Aegon’s existing schemes, in terms of assets under management, are due to implement the auto-enrollment requirements in the remaining quarters of 2014.

Sales

The inflows on Aegon’s platform nearly doubled to GBP 0.3 billion compared to the first quarter of 2013, reaching GBP 1.6 billion at the end of the first quarter of 2014. Aegon won the award for the Best Workplace Savings Platform for the second year running at the Platforum awards, and is one of the fastest growing platforms. The average policy size on the platform is approximately GBP 60,000 — more than double the amount for the traditional book of pensions and bonds. Gross inflow in the traditional pension business was GBP 0.6 billion, while assets remained stable at GBP 45 billion during the first quarter of 2014.

Growth of platform assets is expected to accelerate in the remaining quarters of 2014, primarily driven by the launch of Retiready, the new digital service for the non-advised client group, on April 30, 2014. Retiready offers a simple, customer-focused service, allowing customers to understand and take control of their financial planning up to and into retirement. The service provides access to a Retiready Pension, offering one of four straightforward, low cost, investment funds, or a Retiready ISA for those who want 24/7 digital access to information about their pension and retirement savings.

Aegon began engaging with its existing customers to provide them with the opportunity to upgrade their policy on to the platform, which will significantly enhance the customer experience.

Regulation

The first quarter of 2014 saw significant change following the Budget announcement of an end to compulsory annuitization, the Department for Work and Pensions (DWP) announcements of charge caps for auto-enrollment business, and the Financial Conduct Authority (FCA) review of long-standing clients.

The Budget changes support Aegon’s core strategy to grow the business in the target markets of At Retirement, which will benefit from an increase in drawdown business, and Workplace Savings, which will benefit from growing savings from policyholders through the added flexibility offered by their pensions. At the end of the first quarter of 2014, approximately 37,000 of Aegon’s clients had drawdown products, representing close to GBP 4 billion in assets.

On the DWP and FCA announcements, Aegon’s strategy is to upgrade its traditional policies onto its platform to build scale. These changes should enable Aegon to accelerate this strategy and capture the benefit from customers consolidating their other assets on the platform. Aegon currently estimates the impact of the DWP requirements on underlying earnings before tax to be between GBP 20 to 25 million on an annual basis. Aegon has also responded to the changes by simplifying platform charges and the investment fund range for the pension’s platform One Retirement.

Return on capital

The return on average capital invested in Aegon’s businesses in the United Kingdom, excluding revaluation reserves and defined benefit plan remeasurements, remained stable at 3.3% in the first quarter of 2014. The increase in net underlying earnings was offset by a higher capital base.

Operating expenses

Operating expenses increased 11% to GBP 77 million in the first quarter of 2014, as expenses were incurred related to investments in technology and business transformation costs of GBP 13 million. Excluding these costs, expenses were down compared to the first quarter of 2013, driven by cost reductions.

Market consistent value of new business

The market consistent value of new business in the United Kingdom declined to GBP 1 million, driven by lower margins and volumes on annuities and lower margins arising from auto-enrollment.

Revenue-generating investments

Revenue-generating investments were stable, compared to year-end 2013, at GBP 57 billion.

United Kingdom c)

GBP millions	Notes	Q1 2014	Q4 2013%		Q1 2013%
Underlying earnings before tax by line of business
Life		18	27	(34)	18	—
Pensions		4	(11)	—	2	175
Distribution		—	—	—	(2)	—
Underlying earnings before tax		22	16	35	18	27
Fair value items		(2)	(5)	55	(2)	1
Realized gains / (losses) on investments		13	8	58	1	—
Impairment charges		—	(2)	—	—	—
Other income / (charges)	5	(3)	2	—	4	—
Income before tax		30	20	49	21	47
Income tax attributable to policyholder return		(5)	(15)	68	(6)	21
Income before income tax on shareholders return		25	5	—	15	76
Income tax on shareholders return		(2)	(4)	47	(1)	(98)
Net income		23	1	—	14	74
Net underlying earnings		21	10	117	16	32
Commissions and expenses		144	156	(8)	154	(7)
of which operating expenses		77	84	(8)	69	11
New life sales	6
Life single premiums		454	917	(51)	820	(45)
Life recurring premiums annualized		161	87	85	162	—
Total recurring plus 1/10 single		206	179	15	244	(15)
Life		14	13	7	15	(7)
Pensions		193	166	16	229	(16)
Total recurring plus 1/10 single		206	179	15	244	(15)
New premium production accident and health insurance		1	—	—	—	—
Gross deposits (on and off balance) by line of business
Variable annuities		—	1	—	2	—
Savings		44	51	(14)	40	12
Total gross deposits		44	52	(15)	42	5
Net deposits (on and off balance) by line of business
Variable annuities		(17)	(15)	(17)	(5)	—
Savings		40	46	(13)	39	2
Total net deposits / (outflows)		23	31	(27)	34	(32)
Platform assets under administration		1,562	1,279	22	211	—

Revenue-generating investments

	Mar. 31, 2014	Dec. 31, 2013%
Revenue-generating investments (total)	57,453	57,277	—
Investments general account	9,084	8,938	2
Investments for account of policyholders	48,091	48,101	—
Off balance sheet investments third parties	277	239	16

NEW MARKETS

•                  Underlying earnings before tax in Q1 2014  increase 2%, compared to the first quarter of 2013, to EUR 61 million driven by higher underlying earnings before tax from Aegon Asset Management

•                  Net income in Q1 2014 up 48%, compared to the first quarter of 2013, to EUR 43 million

•                  New life sales flat at EUR 62 million in Q1 2014 compared to the first quarter of 2013 as continued strong performance in Asia is offset by the effect of a divestment in Spain and lower sales in Poland

•                  Record gross deposits of EUR 4.4 billion in Q1 2014, driven by strong retail flows; EUR 2.9 billion net outflows in Q1 2014 due to Polish legislation change and replacement of an institutional mandate

Underlying earnings before tax

In the first quarter of 2014, Aegon’s underlying earnings before tax from New Markets increased slightly to EUR 61 million, as higher underlying earnings before tax from asset management more than offset lower underlying earnings before tax in Asia and the earnings loss from a divestment in Spain.

•                  Underlying earnings before tax from Central & Eastern Europe increased 13% to EUR 19 million, primarily driven by a reserve release of EUR 4 million in Turkey. In addition, underlying earnings before tax were negatively impacted by EUR 2 million due to a one-off expense related to the Polish pension fund business.

•                  Results from Aegon’s operations in Asia declined to nil, driven by a lower underlying earnings before tax contribution from Aegon’s high net worth and direct marketing activities in the region.

•                  Underlying earnings before tax from Spain & France amounted to EUR 10 million. The new joint venture with Santander added EUR 4 million to underlying earnings before tax which was offset by the impact of the divestment of the joint venture with Unnim. The underlying earnings before tax contribution from partner La Mondiale in France increased to EUR 7 million in the first quarter of 2014.

•                  Underlying earnings before tax from Variable Annuities Europe were stable at EUR 1 million.

•                  Underlying earnings before tax from Aegon Asset Management increased 41% to EUR 32 million as a result of higher third party asset balances and performance fees as well as timing of expenses.

Net income

The net income from Aegon’s operations in New Markets increased to EUR 43 million in the first quarter of 2014. Impairments equaled EUR 9 million, driven by the Hungarian foreign currency mortgage portfolio. Adverse currency movements and client anticipation of additional debt relief measures by the government negatively impacted the level of impairments. This was partly offset by a positive result in fair value items of EUR 6 million on the currency hedge set up to protect this portfolio.

Return on capital

The return on average capital invested in Aegon’s businesses in New Markets, excluding revaluation reserves, increased to 8.8%, mainly as a result of higher net underlying earnings and lower average capital. Average capital decreased following the impairment of intangible assets related to the Polish pension fund business in the third quarter of 2013. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses decreased 1% to EUR 156 million in the first quarter of 2014 (excluding operating expenses from certain proportionately consolidated joint ventures and associates, operating expenses decreased 2 % to EUR 138 million). Exchange rate impacts and timing of expenses at Aegon Asset Management more than offset the negative impact from a one-off expense in the Polish pension fund business.

Sales

New life sales amounted to EUR 62 million.

•                  In Central & Eastern Europe, new life sales declined 15% to EUR 24 million. Sales growth in Turkey, Slovakia and Ukraine due to improved distribution productivity was more than offset by adverse currency movements and lower sales in Poland resulting from lower production in the broker and banking channels.

•                  In Asia, new life sales increased 40% to EUR 26 million. This was mainly driven by increased sales of universal life products in Hong Kong. Expansion of distribution through brokers led to a significant increase in average case size.

•                  New life sales in Spain declined 24% to EUR 13 million, due to the loss of sales from the joint venture with Unnim, which was divested in the second quarter of 2013. The joint venture with Santander accounted for EUR 6 million of new life sales in the first quarter of 2014.

New premium production from Aegon’s accident and health insurance business declined to EUR 9 million, mainly driven by lower sales of the direct marketing activities in Japan and Australia. New premium production from Aegon’s general insurance business was up 76% to EUR 10 million, driven by the inclusion of the Santander joint venture.

Gross deposits in New Markets amounted to EUR 4.4 billion, up 73% from the first quarter of 2013. Gross deposits in Aegon Asset Management increased 82% to EUR 4.1 billion in the first quarter of 2014, mainly driven by strong growth in retail sales in the United Kingdom and China. Gross deposits in Asia increased 46% to EUR 138 million driven by continued strong sales of variable annuities in Japan.

Net outflows in New Markets amounted to EUR 2.9 billion, mainly driven by the loss of a single large institutional mandate, which was replaced by a smaller but higher margin mandate from the same client. In addition, the one-time transfer of Polish pension fund assets to the Polish government, due to legislative changes, led to outflows of EUR 1.5 billion.

Market consistent value of new business

The market consistent value of new business in New Markets in Q1 2014 increased 53%, compared to the first quarter of 2013, to EUR 32 million as a result of the positive impact of the inclusion of the joint ventures with Santander and higher universal life sales in Hong Kong.

Revenue-generating investments

Revenue-generating investments decreased 4% to EUR 68 billion during the first quarter of 2014, driven by net outflows in asset management and the Polish pension fund business.

New Markets c)

EUR millions	Notes	Q1 2014	Q4 2013%		Q1 2013%
Underlying earnings before tax
Central Eastern Europe		19	14	35	16	13
Asia		—	(1)	88	9	—
Spain & France		10	7	35	11	(14)
Variable Annuities Europe		1	3	(66)	1	(16)
Aegon Asset Management		32	23	38	23	41
Underlying earnings before tax		61	46	34	60	2
Fair value items		7	2	—	(3)	—
Realized gains / (losses) on investments		2	1	107	2	(28)
Impairment charges		(9)	(6)	(59)	(10)	7
Other income / (charges)		(2)	(11)	85	(4)	56
Income before tax		59	32	83	45	29
Income before tax from certain proportionately consolidated joint ventures and associates included in income before tax		3	4	(25)	3	—
Income tax		(16)	(10)	(63)	(16)	4
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax		(3)	(4)	25	(3)	—
Net income		43	22	92	29	48
Net income / (loss) attributable to:
Equity holders of Aegon N.V.		43	20	108	29	50
Non-controlling interests		—	2	(100)	—	(100)
Net underlying earnings		45	32	41	38	21
Commissions and expenses		233	259	(10)	230	1
of which operating expenses		156	176	(11)	157	(1)
New life sales	10
Life single premiums		205	155	32	147	40
Life recurring premiums annualized		42	42	(1)	48	(14)
Total recurring plus 1/10 single		62	58	8	63	(1)
Life		60	57	6	62	(2)
Associates		2	1	99	1	35
Total recurring plus 1/10 single		62	58	8	63	(1)
Central Eastern Europe		24	29	(16)	28	(15)
Asia		26	15	66	18	40
Spain & France		13	14	(7)	17	(24)
Total recurring plus 1/10 single		62	58	8	63	(1)
New premium production accident and health insurance		9	10	(10)	12	(26)
New premium production general insurance		10	11	(15)	6	76
Gross deposits (on and off balance)	10
Central Eastern Europe		58	59	(3)	57	2
Asia		138	164	(16)	95	46
Spain & France		1	1	11	7	(88)
Variable Annuities Europe		85	89	(5)	122	(31)
Aegon Asset Management		4,147	2,866	45	2,282	82
Total gross deposits		4,428	3,179	39	2,563	73
Net deposits (on and off balance)	10
Central Eastern Europe		(1,494)	46	—	(35)	—
Asia		132	156	(16)	70	89
Spain & France		(1)	(1)	(80)	(3)	56
Variable Annuities Europe		(17)	(17)	—	(14)	(18)
Aegon Asset Management		(1,546)	700	—	127	—
Total net deposits / (outflows)		(2,927)	885	—	145	—

Revenue-generating investments

	Mar. 31, 2014	Dec. 31, 2013%
Revenue-generating investments (total)	67,953	70,705	(4)
Investments general account	3,603	3,396	6
Investments for account of policyholders	6,450	6,357	1
Off balance sheet investments third parties	57,899	60,951	(5)

Market consistent value of new business

	MCVNB
EUR millions, after tax	Q1 2014	Q4 2013%		Q1 2013%
Americas	152	179	(15)	95	60
The Netherlands	39	59	(34)	95	(59)
United Kingdom	1	8	(84)	21	(94)
New Markets	32	22	45	21	53
Total	223	268	(17)	232	(4)

Modeled new business: APE

	Premium business APE
EUR millions	Notes	Q1 2014	Q4 2013%		Q1 2013%
	7
Americas		358	282	27	305	17
The Netherlands		81	191	(58)	88	(8)
United Kingdom		250	201	24	286	(13)
New Markets		118	112	5	108	9
Total		806	787	2	787	2

Modeled new business: Deposits

	Deposit business Deposits
EUR millions	Notes	Q1 2014	Q4 2013%		Q1 2013%
	7
Americas		5,021	6,717	(25)	4,518	11
United Kingdom		—	—	—	2	—
New Markets		225	258	(13)	211	7
Total		5,246	6,975	(25)	4,731	11

MCVNB/PVNBP summary

	Premium business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE
EUR millions	Notes	Q1 2014		%	%
	8
Americas		72	1,515	4.7	20.1
The Netherlands		46	1,661	2.8	57.1
United Kingdom		1	1,630	0.1	0.5
New Markets		29	1,029	2.9	25.1
Total		149	5,835	2.5	18.4

	Deposit business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits
EUR millions	Notes	Q1 2014		%	%
	8
Americas		80	7,680	1.0	1.6
The Netherlands		(7)	165	(4.4)	—
New Markets		2	264	0.8	1.0
Total		75	8,108	0.9	1.4

Currencies

Income statement items: average rate 1 EUR = USD 1.3695 (2013: USD 1.3195).

Income statement items: average rate 1 EUR = GBP 0.8276 (2013: GBP 0.8506).

Balance sheet items: closing rate 1 EUR = USD 1.3783 (2013: USD 1.2841; year-end 2013: USD 1.3780).

Balance sheet items: closing rate 1 EUR = GBP 0.8267 (2013: GBP 0.8456; year-end 2013: GBP 0.8320).

ADDITIONAL INFORMATION

The Hague — May 15, 2014

Presentation

The conference call presentation is available on aegon.com.

Supplements

Aegon’s Q1 2014 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on aegon.com.

Conference call including Q&A

09:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 480 629 9673

United Kingdom: +44 207 153 2027

The Netherlands: +31 45 631 6902

Two hours after the conference call, a replay will be available on aegon.com.

Aegon’s roots go back more than 150 years — to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 25 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people take responsibility for their financial future. More information: aegon.com.

Notes:

(1)                               For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that its non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

For a definition of underlying earnings before tax and the reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, reference is made to Note 3 “Segment information” of Aegon’s condensed consolidated interim financial statements.

(2)                               Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.

(3)                               The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exception of an allowance for liquidity premium. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarantees, a market value margin for non-hedgeable financial and non-financial risks and the costs of non-hedgeable stranded capital.

(4)                               Return on equity is a ratio using a non-IFRS measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares, the revaluation reserve and the reserves related to defined benefit plans.

(5)                               Included in other income/(charges) are charges made to policyholders with respect to income tax in the United Kingdom.

(6)                               Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities.

(7)                               APE = recurring premium + 1/10 single premium.

(8)                               PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable).

(9)                               Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

Q1 2014
Employee expenses	475
Administrative expenses	276
Operating expenses for IFRS reporting	751
Operating expenses related to jv’s and associates	28
Operating expenses in earnings release	779

(10)                        New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates in consolidated on a proportionate basis.

(11)                        Operational free cash flows reflect the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Operational free cash flows is defined as the capital generated in a local operating unit measured as the change in the local binding capital metric for that period and after investments in new business. Operational free cash flow is a non-IFRS financial measure that should not be confused with cash flow from operations or any other cash flow measure calculated in accordance with IFRS.  Management believes that operational free cash flows provides meaningful information to investors regarding capital generated on a net basis by Aegon’s operating subsidiaries that may be available at the holding company. Because elements of operational free cash flows are calculated in accordance with local solvency requirements rather than in accordance with any recognized body of accounting principles, there is no IFRS financial measure that is directly comparable to operational free cash flows.

(a)                               The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar 1 for Aegon UK), and local regulatory solvency measurements for non-EU entities.

Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.

(b)                               The results in this release are unaudited.

(c)                                2013 comparative figures have been enhanced with the impacts of voluntary accounting policies changes related to the deferral of policy acquisition costs and longevity reserving in the Netherlands which are effective January 1, 2014 as announced on January 22, 2014.

DISCLAIMERS

Cautionary note regarding non-IFRS measures

This document includes the non-IFRS financial measures: underlying earnings before tax, income tax, income before tax and market consistent value of new business. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business, to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Market consistent value of new business is not based on IFRS, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Aegon believes that its non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•                  Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•                  Changes in the performance of financial markets, including emerging markets, such as with regard to:

•      The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•                  The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•                  The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;

•                  Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•                  Consequences of a potential (partial) break-up of the euro or the potential independence of Scotland from the United Kingdom

•                  The frequency and severity of insured loss events;

•                  Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•                  Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•                  Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•                  Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•                  Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•                  Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•                  Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

•                  Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;

•                  Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•                  Acts of God, acts of terrorism, acts of war and pandemics;

•                  Changes in the policies of central banks and/or governments;

•                  Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•                  Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•                  The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•                  Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•                  As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•                  Customer responsiveness to both new products and distribution channels;

•                  Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•                  Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, may affect Aegon’s reported results and shareholders’ equity;

•                  The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•                  Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

•                  Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.